Exhibit 99.1

Annual and Extraordinary General Meeting Consolidated Synthetic Voting Map April 29, 2025

Synthetic Map					
	Deliberation Title	Sub item	Deliberation Value	Number of Votes	% of Total Votes
1	AGM - 1. To resolve on the financial statements and management's accounts for the fiscal year ended on December 31, 2024. as per the Managements Proposal. Simple Resolution - 1 Item		Approve	346,150,546	88.41%
			Reject	1,973,527	0.5%
			Abstain	43,425,841	11.09%
2	AGM - 2. To resolve on the allocation of the Company's result for the fiscal year ended on December 31, 2024 as per the Managements Proposal. Simple Resolution - 1 Item		Approve	389,825,292	99.56%
			Reject	150	0%
			Abstain	1,724,472	0.44%
3	AGM - 3. To set the number of members of the Board of Directors for the next term at 11 (eleven). Simple Resolution - 1 Item		Approve	389,589,261	99.5%
			Reject	1,832,238	0.47%
			Abstain	128,415	0.03%
4	AGM - 4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (The votes indicated in this field will be null and void if, at the time of the general meeting, there are no candidates for the Board of Directors other than those nominated by the management or the controlling shareholder. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request). Simple Question - 1 Item		Yes	9,272,125	2.37%
			No	76,445,138	19.52%
			Abstain	305,832,651	78.11%
5	AGM - 5. Nomination of all the names that compose the slate (The votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place) – Sole Slate. Simple Resolution - 1 Item		Approve	128,882,472	32.92%
			Reject	259,377,075	66.24%
			Abstain	3,290,367	0.84%
6	AGM - 6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate? (If the shareholder chooses "no" or "abstain" and the slate has been modified, their vote should be recorded as an abstention in the respective assembly resolution.) Simple Question - 1 Item		Yes	107,915,781	27.56%
			No	267,747,674	68.38%
			Abstain	15,886,459	4.06%
7	AGM - 7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate you have chosen? (If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.) Simple Question - 1 Item		Yes	178,290,259	45.53%
			No	1	0%
			Abstain	213,259,654	54.47%

Synthetic Map					
	Deliberation Title	Sub item	Deliberation Value	Number of Votes	% of Total Votes
8	**AGM - 8. View of all candidates that compose the slate to indicate the cumulative voting distribution. (%) (percentage) of votes to be assigned.** Multiple Choice - Multiple Items				
	Jeremiah Alphonsus O'Callaghan			9,981,186	5.60%
	José Batista Sobrinho			16,921,190	9.49%
	Wesley Mendonça Batista			11,293,536	6.33%
	Joesley Mendonça Batista			11,293,536	6.33%
	Alba Pettengill			18,399,355	10.32%
	Gelson Luiz Merisio			18,399,361	10.32%
	Francisco Sérgio Turra			18,399,349	10.32%
	Carlos Hamilton Vasconcelos Araújo			18,390,557	10.32%
	Kátia Regina de Abreu Gomes			18,399,354	10.32%
	Paulo Bernardo Silva			18,399,050	10.32%
	Cledorvino Belini			18,399,000	10.32%
9	**AGM - 9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).** Simple Question - 1 Item		Yes	2,059,301	0.53%
			No	140,995,533	36.01%
			Abstain	248,495,080	63.46%
10	**AGM - 10. Resolve on the compliance, by Mr. Gelson Luiz Merisio, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.** Simple Resolution - 1 Item		Approve	385,271,228	98.4%
			Reject	4,010,109	1.02%
			Abstain	2,268,577	0.58%
11	**AGM - 11. Resolve on the compliance, by Ms. Alba Pettengill, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.** Simple Resolution - 1 Item		Approve	385,271,503	98.4%
			Reject	4,009,835	1.02%
			Abstain	2,268,576	0.58%
12	**AGM - 12. Resolve on the compliance, by Mr. Francisco Sérgio Turra, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended.** Simple Resolution - 1 Item		Approve	384,322,414	98.15%
			Reject	4,958,924	1.27%
			Abstain	2,268,576	0.58%

Synthetic Map					
	Deliberation Title	Sub item	Deliberation Value	Number of Votes	% of Total Votes
13	AGM - 13. Resolve on the compliance, by Mr. Carlos Hamilton Vasconcelos Araújo, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended. Simple Resolution - 1 Item		Approve	384,088,714	98.09%
			Reject	5,192,624	1.33%
			Abstain	2,268,576	0.58%
14	AGM - 14. Resolve on the compliance, by Ms. Kátia Regina de Abreu Gomes, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended. Simple Resolution - 1 Item		Approve	384,074,287	98.09%
			Reject	5,207,051	1.33%
			Abstain	2,268,576	0.58%
15	AGM - 15. Resolve on the compliance, by Mr. Paulo Bernardo Silva, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended. Simple Resolution - 1 Item		Approve	383,866,118	98.04%
			Reject	5,415,240	1.38%
			Abstain	2,268,556	0.58%
16	AGM - 16. Resolve on the compliance, by Mr. Cledorvino Belini, as an independent member of the Board of Directors, in light of the rules established in the Novo Mercado Regulations of B3 S.A. - Brasil, Bolsa, Balcão, in the Company's Bylaws and CVM Resolution No. 80, of March 29, 2022, as amended. Simple Resolution - 1 Item		Approve	385,037,524	98.34%
			Reject	4,243,814	1.08%
			Abstain	2,268,576	0.58%
17	AGM - 17. Resolve to set the number of members at four (4) effective and four (4) alternate that will compose the Company's Fiscal Council for the next term of office, in accordance with the Management's Proposal. Simple Resolution - 1 Item		Approve	389,698,432	99.53%
			Reject	1,664,933	0.43%
			Abstain	186,549	0.05%
18	AGM - 18. Nomination of all the names that compose the Sole Slate Simple Resolution - 1 Item		Approve	124,948,005	31.91%
			Reject	262,919,260	67.15%
			Abstain	3,682,649	0.94%
19	AGM - 19. If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate? Simple Question - 1 Item		Yes	108,710,272	27.76%
			No	278,975,025	71.25%
			Abstain	3,864,617	0.99%
20	AGM - 20. To resolve to set the overall amount of the annual compensation of the Company's management and members of the Fiscal Council and the Statutory Audit Committee for fiscal year 2025 at R$ 269,342,164.59, in accordance with the Management's Proposal. Simple Resolution - 1 Item		Approve	279,576,756	71.4%
			Reject	109,490,444	27.96%
			Abstain	2,482,714	0.63%
21	EGM - 1. To resolve on the Protocol and Justification of the Merger of Condesa Norte Indústria e Comércio Ltda. by the Company ("Condesa Protocol"). Simple Resolution - 1 Item		Approve	401,526,908	99.57%
			Reject	0	0%
			Abstain	1,724,965	0.43%

Synthetic Map % of Total Votes Number of Votes Deliberation Value Sub item Deliberation Title 99.51% 401,265,808 Approve EGM - 2. To resolve on the ratification of the appointment and hiring of Factum Avaliações e Consultoria S/S – EPP to prepare the appraisal report of Condesa net equity (“Condesa Appraisal Report”). Simple Resolution - 1 Item 22 0.06% 261,100 Reject 0.43% 1,724,965 Abstain 99.51% 401,265,808 Approve EGM - 3. To resolve on the Condesa Appraisal Report Simple Resolution - 1 Item 23 0.06% 261,100 Reject 0.43% 1,724,965 Abstain 99.57% 401,526,908 Approve EGM - 4. To resolve on the merger, by the Company, of Condesa, to be carried out in accordance with the terms and conditions established in the Condesa Protocol. Simple Resolution - 1 Item 24 0% 0 Reject 0.43% 1,724,965 Abstain 99.57% 401,526,908 Approve EGM - 5. To resolve on authorization for the Company’s Executive Board to perform all acts necessary or convenient to the implementation of the approved resolutions. Simple Resolution - 1 Item 25 0% 0 Reject 0.43% 1,724,965 Abstain